Exhibit 24













                          Independent Auditors' Consent


The Board of Directors
Electro-Catheter Corporation:



     We consent to incorporation by reference in the Registration Statement (No.33-56016) on Form S-8 of Electro-Catheter Corporation of our report dated November 7, 1996 except as to the third paragraph of Note 7, which is as of
December 16, 1996, relating to the balance sheets of Electro-Catheter Corporation as of August 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows and related financial statement schedules for each of the years in the three-year period ended August 31, 1996, which report appears in the August 31, 1996 annual report on Form 10-K of Electro-Catheter Corporation.



                                        KPMG Peat Marwick LLP


Short Hills, New Jersey
December 16, 1996